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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                               ----------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                        PURSUANT TO SECTION 14(D) (4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                CCH INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                                CCH INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                     CLASS A COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                   124883109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                     CLASS B COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                                   124883208
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                OAKLEIGH THORNE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                CCH INCORPORATED
                              2700 LAKE COOK ROAD
                           RIVERWOODS, ILLINOIS 60015

                 (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                   COPIES TO:

         DEIRDRE M. VON MOLTKE                     DOUGLAS A. DOETSCH
            SIDLEY & AUSTIN                       MAYER, BROWN & PLATT
        ONE FIRST NATIONAL PLAZA                190 SOUTH LASALLE STREET
        CHICAGO, ILLINOIS 60603                 CHICAGO, ILLINOIS 60603
             (312) 853-7000                          (312) 782-0600

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is CCH Incorporated, a Delaware corporation (the "Company"), and the address of its principal executive offices is 2700 Lake Cook Road, Riverwoods, Illinois 60015. The respective titles of the classes of equity securities to which this statement relates are: the Company's Class A Common Stock, $1.00 par value per share ("Class A Common Stock"), and the Company's Class B Common Stock, $1.00 par value per share ("Class B Common Stock," and together with the Class A Common Stock, the "Common Stock"). At the close of business on November 27, 1995 (i) 16,638,512 shares of Class A Common Stock were issued and outstanding, (ii) 16,397,122 shares of Class B Common Stock were issued and outstanding and (iii) vested options to purchase 1,217,000 shares of Class B Common Stock were issued and outstanding.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the tender offer by WK Acquisition Sub, Inc. (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Wolters Kluwer nv, a corporation organized under the laws of The Netherlands (the "Parent"), to purchase all outstanding shares of Common Stock (collectively, the "Shares") at $55.50 per Share (the "Offer Price"), net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 1, 1995 (the "Offer to Purchase"), and the related Letters of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1 dated December 1, 1995 (the "Schedule 14D-1"), as filed by the Offeror and Parent with the Securities and Exchange Commission (the "Commission"). The Schedule 14D-1 states that the address of the principal executive offices of the Offeror and Parent is Stadhouderskade 1, 1054 ES Amsterdam, The Netherlands.

  The Offer is being made pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 27, 1995, among Parent, the Offeror and the Company, which provides that, following completion of the Offer, the Offeror will be merged with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"). As a condition to signing the Merger Agreement, Parent required that the Shares owned by the Thorne family (which include, in the aggregate, approximately 58% of the voting Shares) be committed to the Offer upon the terms and subject to the conditions of the Stock Option and Tender Agreement (the "Option Agreement"), dated as of November 27, 1995, among Parent, the Offeror, and Oakleigh B. Thorne, Honore T. Wamsler, Daniel K. Thorne and certain related parties of such individuals (collectively, the "Stockholders"). Certain terms and conditions of the Merger Agreement and the Option Agreement are described below in Item 3. Copies of the Merger Agreement and the Option Agreement are filed as exhibits to this statement and are incorporated herein by reference. A copy of the press release issued by the Company on November 27, 1995 is filed as an exhibit to this statement and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

  (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference.

  (b)(1) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Company's Information Statement dated December 1, 1995 under Directors and Executive Officers of the Company, Executive Compensation, Options/SAR Grants, Pension Plan, Supplemental Retirement Plan, Shareholder Return Performance Information, and Stock Ownership of Principal Stockholders, Nominee Directors, and Management. The Information Statement is attached hereto as Schedule I, filed as Exhibit 3 to this Schedule 14D-9 and incorporated herein by reference. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/or the Company's directors and executive officers are contained in the Merger Agreement and are described below under "Merger Agreement."

  (b)(2) Certain Background Information.

  In 1991, in response to declining levels of customer satisfaction, eroding profit margins and a weakening competitive position, the Company developed a new strategic direction focused on re-engineering the processes required to create value for customers, building new capabilities and returning the Company to a position of financial strength. The Company has invested approximately $314.7 million in the re-engineering of its business units, focusing first on CCH Legal Information Services ("CCH LIS"), which offers a variety of services to assist attorneys in handling corporate, securities, credit and intellectual property matters, second on Computax, which offers software and computer services for the processing of tax returns, and last on U.S. Publishing, a provider of legal and tax information products delivered in print, CD-ROM and on-line formats. The re-engineering of CCH LIS has resulted in increased customer satisfaction, sales growth and profitability. The Company's re-engineering initiative has transformed Computax from a provider of mainframe-based services to a provider of software-based services and dramatically improved the operating profits of Computax. The investment program at U.S. Publishing, which involves the re-engineering of the content creation, operations, customer management and product management processes as well as the development of an electronic product development capability, is nearing completion.

  All references to time in the following summary are to New York City time.

  In the late spring of 1995, the Chief Executive Officer ("CEO") of the Company met with the Chairman of the Executive Board ("Chairman") of Parent to discuss the Company's and Parent's respective businesses and recent developments in the publishing industry.

  In mid-summer, the CEO of the Company was contacted by a senior executive (the "Senior Executive") of another multi-national publisher ("Entity Two") to set up a meeting. During the meeting, the Entity Two Senior Executive and the CEO of the Company discussed a possible business combination and arranged a meeting for mid-September.

  In August, the CEO of the Company discussed with the Board of Directors of the Company at their regularly scheduled teleconference meeting the contacts the CEO had had with Parent and Entity Two. The CEO of the Company, in August, also contacted Goldman, Sachs & Co. ("Goldman Sachs") to discuss an engagement wherein Goldman Sachs would conduct a study of the Company's strategic alternatives. Goldman Sachs was asked to present its findings at the Company's regularly scheduled Board of Directors meeting in mid-September.

  In mid-September, Goldman Sachs made a presentation to the Company's Board of Directors. The presentation included a review of a range of alternatives, including, but not limited to, operating the business on a stand alone basis and implementing the Company's re-engineering plans, possible business combinations, acquisitions and dispositions and a recapitalization. In addition, legal counsel briefed the Company's Board of Directors about their duties in considering the alternatives. The Board of Directors of the Company authorized management to continue discussions with Entity Two and to engage in discussions with other potential parties.

  Following the meeting of the Board of Directors of the Company in mid-September, the CEO of the Company, another member of the Company's senior management and a Company consultant met with the Senior Executive and the Chief Financial Officer ("CFO") of Entity Two to discuss the merits of a potential business combination. Entity Two indicated that it had an interest in pursuing a possible acquisition of the Company and that it expected to provide a preliminary indication of its valuation for the Company.

  In October, the CEO of the Company and a representative of Goldman Sachs met with the Senior Executive and CFO of Entity Two to discuss Entity Two's valuation of a business combination of the two companies.

  Subsequent to the meeting, the CFO and another member of management of Entity Two arranged to meet a representative of Goldman Sachs to determine how a business combination between the Company and Entity Two could move forward and scheduled meetings with the Company for November 7 and 8 to discuss the Company's business activities and its financial performance.

  At the regularly scheduled meeting of the Board of Directors of the Company on October 19, the CEO of the Company updated the Company's Board of Directors on the discussions with Entity Two.

  In late October, the Chairman of Parent contacted the CEO of the Company to invite the CEO of the Company to meet with the Chairman of Parent at Parent's headquarters to discuss strategic opportunities for the two companies in light of the current activity in the legal publishing industry.

  On October 30, the CEO of the Company, another member of the Company's senior management and a representative of Goldman Sachs met with members of the Executive Board and the CFO of Parent. Parent expressed an interest in pursuing a possible acquisition of the Company and meetings were scheduled with the Company for November 16 and 17 to discuss the Company's business activities and its financial performance.

  On November 7 and 8, the senior management of the Company conducted the scheduled meetings with members of senior management of Entity Two and its financial advisors. A further meeting was planned to review Entity Two's evaluation of the matters discussed on November 7 and 8.

  On November 16 and 17, the senior management of the Company conducted the scheduled meetings with members of senior management of Parent. A further meeting was planned to review Parent's evaluation of the matters discussed on November 16 and 17.

  On November 21 and 22, the CEO of the Company, another member of the Company's senior management and a representative of Goldman Sachs met with the Senior Executive and the CFO of Entity Two. In the late afternoon of November 21, the CFO of Entity Two presented to a member of the Company's senior management and a representative of Goldman Sachs a letter preliminarily outlining the terms of a cash offer for the purchase of the Company.

  On the morning of November 22, the parties met again to discuss Entity Two's offer. Following a discussion of the economic value that a business combination would create, the Senior Executive of Entity Two agreed to convene the Executive Board of Entity Two to reconsider its offer. After meeting with the Executive Board of Entity Two, the Chairman made an increased cash offer for the purchase of the Company.

  In the afternoon of November 22, the CEO of the Company contacted the Chairman of Parent and indicated that their planned meeting should occur soon and the Chairman of Parent agreed to give the Company an indication of Parent's ability to make an offer for the Company following a meeting of Parent's Supervisory Board on November 23. They tentatively agreed to meet, if appropriate, on November 24.

  In the afternoon of November 23, after Parent's Supervisory Board Meeting, the Chairman of Parent made a verbal offer of $1.9 billion. Following that conversation, the CEO of the Company contacted the Senior Executive of Entity Two to discuss the status of the Entity Two offer. The CEO of the Company then consulted with the Company's legal and financial advisors and established a formal process through which written offers would be submitted for evaluation by the Company's Board of Directors. The process required that offer letters be sent by Entity Two and Parent to the offices of the Company's legal advisors by 5pm on November 24. The offers would be presented to the Company's Board of Directors at a special meeting to be held on November 25.

  In the afternoon of November 24, the Chairman of Parent, other members of Parent's senior management and representatives of Parent's legal and financial advisors met with the CEO of the Company, a member of Company's senior management and representatives of Goldman Sachs to discuss the instructions for submitting an offer.

  The Company received offer letters from Parent and Entity Two in the early evening on November 24.

  On November 25, the Company's legal and financial advisors met with the Board of Directors of the Company by teleconference to discuss the Parent and Entity Two offers. Both offers were conditioned on the binding agreement of members of the Thorne family to sell their Shares. The Board of Directors reviewed the two offers and discussed the terms of the offers and Goldman Sachs discussed a preliminary financial analysis of the offers. During the meeting of the Board of Directors, a financial advisor to Entity Two called and indicated to the CEO of the Company and a representative of Goldman Sachs that Entity Two was in a position to make an improvement to its offer, but could make only a modest increase. Entity Two was not informed of the amount of Parent's offer. The Board of Directors authorized senior management to enter into discussions with Parent regarding a possible transaction. Parent's offer was conditioned on negotiations being conducted on an exclusive basis.

  The CEO of the Company contacted other members of the Thorne family to discuss a possible transaction involving the sale of their Shares and to solicit their views of such a transaction.

  On November 25 and November 26, the legal and financial advisors to the Company met with those of Parent to negotiate the Merger Agreement and legal advisors to the Thorne family met with those of Parent to negotiate the Option Agreement. In the evening of November 26, the Board of Directors met with its financial and legal advisors. Representatives of Goldman Sachs provided a fairness opinion orally to the Board of Directors. The Company's legal advisors briefed the Board of Directors on the terms of the Merger Agreement and Option Agreement. Based on the factors described below in Item 4, the Board of Directors approved the transaction.

  In the late morning of November 27, the trustees with voting power over the Thorne family shares executed the Option Agreement. The Merger Agreement was finalized and executed in the early afternoon of November 27. Goldman Sachs confirmed its oral fairness opinion in writing. Public announcements were made in the United States and The Netherlands immediately after the execution of the Merger Agreement.

  (b)(3) Merger Agreement.

  The following summary of the Merger Agreement, a copy of which is filed as an Exhibit hereto and incorporated by reference herein, is qualified by reference to the text of the Merger Agreement.

  The Offer. Pursuant to the terms of the Merger Agreement, the Offeror is required to commence the Offer no later than December 1, 1995 and to keep the Offer open until 5:00 p.m. (EDT) January 4, 1996. The obligations of the Offeror to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions that (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated, (ii) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute a majority of the voting power of the outstanding shares (determined on a fully diluted basis) of Class A Common Stock (the "Minimum Condition"), and (iii) on or after the date of the Merger Agreement none of the following conditions, exist or shall occur and remain in effect:

    (a) there shall have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted or issued, by any domestic (federal or state) court, commission, governmental body, regulatory agency, authority or tribunal which (i) prohibits or limits or seeks to prohibit or materially limit Parent's or Offeror's (x) ownership, or seeks to impose material limitations on the ability of Parent or Offeror to acquire or hold, or exercise full rights of ownership of, any Shares accepted for payment pursuant to the Offer, including, without limitation, the right to vote such Shares or (y) operation of all or a material portion of the Company's business or assets, or compels Parent to dispose of or hold separate all or a material portion of the Company's business or assets as a result of the Offer or the Merger, or (ii) prohibits, or limits or seeks to prohibit or materially limit, or makes illegal, the acceptance for payment, purchase or payment for Shares or the consummation of the Offer or the Merger and such statute, rule, regulation, judgment, order or injunction shall remain in effect for a period of fifteen business days after the issuance thereof; provided, however, that in order to invoke this condition with respect to any such statute, rule, regulation, judgment, order or injunction Parent shall have used its reasonable best efforts to prevent such statute, rule, regulation, judgment, order or injunction or ameliorate the effects thereof; provided, further, that if any such order or injunction is a temporary restraining order or preliminary injunction, Parent may not, for a period of 30 days, by virtue of this condition alone, amend or terminate the Offer, but may only extend the Offer and thereby postpone acceptance for payment or purchase of Shares;

    (b) the Merger Agreement shall have been terminated in accordance with its terms;

    (c) the Company shall have breached any of its representations and warranties set forth in the Merger Agreement (other than any matters that, in the aggregate, would not have a material adverse effect on the Company);

    (d) the Company shall have failed in any material respect to perform any material obligation or covenant required by the Merger Agreement to be performed or complied with by it;

    (e) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent or Offeror its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Takeover Proposal (as hereinafter defined); or

    (f) there shall have occurred and continued to exist for at least three business days (i) any general suspension of trading in, or limitation on prices for, securities on a national securities exchange in the United States or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or The Netherlands;

which, in the reasonable judgment of Offeror, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

  The foregoing conditions may be waived by Offeror, in whole or part, at any time and from time to time, in the sole discretion of Offeror. The failure by Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any right and each right will be deemed an ongoing right which may be asserted at any time and from time to time.

  Company Actions. Pursuant to the Merger Agreement, the Company has agreed that on the date of the commencement of the Offer, subject to the fiduciary duties of the Board of Directors of the Company under applicable law as determined by the Board of Directors of the Company in good faith after consultation with the Company's outside counsel, it will file with the Commission and mail to its stockholders, a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Board of Directors that the Company's stockholders accept the Offer and that the holders of shares of Class A Common Stock approve the Merger.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL"), the Offeror shall be merged with and into the Company at the effective time of the Merger (the "Effective Time"). Following the Merger, the separate corporate existence of the Offeror shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of the Offeror in accordance with the DGCL. The Certificate of Incorporation and Bylaws of the Offeror shall become the Certificate of Incorporation and Bylaws of the Surviving Corporation. The directors of the Offeror shall become the initial directors of the Surviving Corporation and the officers of the Company shall become the initial officers of the Surviving Corporation.

  Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior thereto shall be cancelled and extinguished and each Share (other than Shares held by the Company as treasury shares, Shares owned by any wholly owned subsidiary of the Company, Shares owned by Parent, the Offeror or any wholly owned subsidiary of Parent, and Dissenting Shares (as defined below)) shall, by virtue of the Merger and without any action on the part of the Offeror, Parent, the Company or the holders of the Shares, be converted into and represent the right to receive in cash, without interest, the per Share consideration paid in the Offer (the "Merger Consideration"). Each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the Offeror, Parent, the Company or the holders of Shares, be converted into and shall thereafter evidence one validly issued and outstanding share of common stock of the Surviving Corporation.

  Dissenting Shares. If required by the DGCL, Shares which are held by holders who have properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL ("Dissenting

Shares") will not be exchangeable for the right to receive the Merger Consideration, and holders of such Shares will be entitled to receive payment of the appraisal value of such Shares unless such holders fail to perfect or withdraw or lose their right to appraisal and payment under the DGCL.

  Merger Without a Meeting of Stockholders. In the event that the Offeror, or any other direct or indirect subsidiary of Parent, shall acquire at least 90% of the outstanding Shares, the parties agree to take all necessary and appropriate actions to cause the Merger to become effective without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL, as soon as practicable after the expiration of the Offer, but in no event later than six business days thereafter.

  Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Offeror, including, but not limited to, representations and warranties relating to the Company's organization and qualification, capitalization, its authority to enter into the Merger Agreement and carry out the related transactions, filings made by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including financial statements included in the documents filed by the Company under the Securities Act and the Exchange Act), required consents and approvals, the absence of certain material adverse changes or events, approval by the Board of Directors of the Merger Agreement and the Option Agreement for all purposes under Section 203 of the DGCL, payment of taxes, compliance with applicable laws, litigation, material liabilities of the Company and its subsidiaries, employee benefit plans, intellectual property and environmental matters.

  The Offeror and Parent have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to the Offeror's and Parent's organization and qualification, capitalization, authority to enter into the Merger Agreement and carry out the related transactions, required consents and approvals and the availability of sufficient funds to consummate the Offer.

  Covenants Relating to the Conduct of Business. The Company has agreed that it will, and will cause its subsidiaries to, in all material respects, carry on their respective businesses in, and not enter into any material transaction other than in accordance with, the regular and ordinary course and, to the extent consistent therewith, use their reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them. The Company has agreed that, except as contemplated by the Merger Agreement or as disclosed by the Company to the Parent pursuant to the Merger Agreement, it shall not, and shall not permit any of its significant subsidiaries (a "Subsidiary") to, without the prior written consent of the Parent:

    (a) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to stockholders of the Company in their capacity as such, other than (1) ordinary quarterly dividends by the Company consistent with past practice in an amount not in excess of $0.17 1/2 per quarter per share of Shares, provided that the record date for any such dividend to be paid for the fourth quarter of 1995 shall not be earlier than January 16, 1996 or (2) dividends declared prior to the date of the Merger Agreement,

    (b) issue, deliver, sell, pledge, dispose of or otherwise encumber, or authorize the issuance, delivery, sale, pledge, disposition or other encumbrance of, any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent (other than, in the case of the Company, the issuance of Shares during the period from the date of the Merger Agreement through the Effective Time upon the exercise of Company stock options outstanding on the date of the Merger Agreement in accordance with their current terms);

    (c) amend its Certificate of Incorporation or Bylaws;

    (d) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

    (e) other than in the ordinary course of business consistent with past practice, sell, lease or otherwise dispose of or agree to sell, lease or otherwise dispose of, any of its assets;

    (f) incur, assume or prepay any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, except for borrowings or guarantees incurred in the ordinary course of business consistent with past practice;

    (g) alter through merger, liquidation, reorganization, restructuring or in any other manner the corporate structure or ownership of any subsidiary of the Company;

    (h) enter into or adopt any employee benefit plans or programs (which, if currently existing, would come within the definition of Benefit Plan under
  Section 4.12 of the Merger Agreement), or amend any existing Benefit Plan, agreement or arrangement, make any contribution to any Benefit Plan which is disproportionately large when compared to prior contributions made to such Benefit Plan or enter into or amend any employee benefit plan or employment or consulting agreement except (x) for certain stay bonuses, merit bonuses and severance payments under the Company's severance policy or as otherwise permitted by Section 7.11 of the Merger Agreement or (y) bonuses or compensation increases associated with Benefit Plans, promotions and reviews in the ordinary course of business;

    (i) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting practices or principles used by it;

    (j) make any tax election or settle or compromise any federal, state, local or foreign tax liability;

    (k) settle or compromise any pending or threatened material suit, action or claim;

    (l) enter into any material contracts or modify, amend, terminate any material contracts;

    (m) take or offer or propose to take, or agree to take in writing or otherwise any of the actions described above or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue or incorrect as of the date when made if such action had been taken, or would result in any of the Offer conditions not being satisfied.

  During the period from the date of the Merger Agreement through the Effective Time, the Offeror shall not engage in any activities of any nature except as provided in or contemplated by the Merger Agreement.

  No Solicitation. The Company has agreed in the Merger Agreement that the Company, its affiliates and their respective officers, directors, employees, representatives and agents shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition or exchange of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries. The Company has agreed in the Merger Agreement that, from and after the date of the Merger Agreement, the Company will not, directly or indirectly, solicit or initiate any Takeover Proposal from any person, or engage in discussions or negotiations relating thereto (including by way of furnishing information); provided, however, that (i) the Company may engage in discussions or negotiations with a third party who seeks to initiate such discussions or negotiations or may furnish such third party information concerning the Company and its business, properties, assets, operating results and prospects, in each case only in response to a request for such information or access to any person made after the date hereof which was not encouraged, solicited or initiated by the Company or any of its affiliates or any of its or their respective officers, directors, employees, representatives or agents after the date hereof, pursuant to appropriate confidentiality agreements, (ii) the Company's Board of Directors may take and disclose to the Company's stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act and (iii) following receipt of a Takeover Proposal or offer the Board of Directors of the Company may withdraw or modify its recommendation to the stockholders, but in each case referred to in the foregoing clauses (i) through

(iii) only to the extent that the Board of Directors of the Company shall conclude in good faith after consultation with the Company's outside counsel that such action is appropriate in order for the Board of Directors of the Company to act in a manner which is consistent with its fiduciary obligations under applicable law. The Company also agreed to promptly notify Parent of its receipt of any proposal or offer. As used in the Merger Agreement, "Takeover Proposal" means any proposal or offer, other than a proposal or offer by Parent or any of its affiliates, for a tender or exchange offer, a merger, consolidation or other business combination involving the Company or any Subsidiary of the Company or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company or any of its Subsidiaries or any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or which would reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated by the Merger Agreement.

  Company Stock Options; Tax Gross-Up. Pursuant to the Merger Agreement, immediately upon the consummation of the Offer, all outstanding employee stock options, whether or not then fully exercisable or vested, to purchase shares of Common Stock (a "Company Stock Option") theretofore granted under the Company's Long-Term Incentive Plan shall become fully exercisable and vested, and, pursuant to the terms of the Long Term Incentive Plan, the Company Stock Options, shall, upon their surrender to the Company by the holders thereof, be cancelled by the Company, and the holders thereof shall receive a cash payment from the Company in an amount equal to the number of shares of Common Stock subject to each surrendered option multiplied by the difference between the exercise price per share of Common Stock covered by the option and the Merger Consideration. No additional awards shall be granted under the Long-Term Incentive Plan. Parent acknowledged that the Company has resolved to "gross-up" certain executives for excise taxes due on any "excess parachute payment" as a result of the acceleration of the vesting of the Company Stock Options (subject to a maximum "gross-up" amount of $6,000,000) and agreed to undertake to make such payments to the extent due after the Effective Time.

  Reasonable Best Efforts to Effect Merger. Upon the terms and subject to the conditions set forth in the Merger Agreement, each of Parent, Offeror and the Company has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, and the other transactions contemplated by the Merger Agreement, provided, however, that the Company shall be under no obligation to take any action to the extent that the Board of Directors shall conclude in good faith, after consultation with the Company's outside counsel, that such action could be inconsistent with the Board of Directors' fiduciary obligations under applicable law.

  Indemnification. Pursuant to the Merger Agreement, Parent has agreed that, from and after the Effective Time, it will cause the Surviving Corporation to indemnify and hold harmless all past and present officers, directors, employees and agents of the Company and of its Subsidiaries to the full extent such persons may be indemnified by the Company pursuant to the Company's Certificate of Incorporation and Bylaws as in effect as of the date of the Merger Agreement for acts and omissions occurring at or prior to the Effective Time and shall advance reasonable litigation expenses incurred by such persons in connection with defending any action arising out of such acts or omissions in accordance with the terms and provisions of such Certificate of Incorporation and Bylaws. In addition, Parent will maintain in effect for a period of six years the Company's current directors' and officers' liability insurance covering those persons who are currently covered by such policy; provided, however, Parent shall not be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company for such insurance, but if the annual premiums of such insurance coverage exceed such amount, Parent shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

  Employee Benefits. Until at least December 31, 1996, Parent shall maintain or cause to be maintained employee benefits and programs for retirees, directors, officers and employees of the Company and its Subsidiaries that are no less favorable in the aggregate than those being provided to such retirees, directors, officers and employees on the date of the Merger Agreement. On or after January 1, 1997, the retirees, directors, officers and employees of the Company and its Subsidiaries shall be eligible for employee benefits and programs

(including but not limited to incentive compensation, deferred compensation, pension, life insurance, medical, profit sharing (including 401(k)), severance, salary continuation and fringe benefits) which are no less favorable in the aggregate than those generally available to similarly situated retirees, directors, officers and employees of Parent and its Subsidiaries in the relevant geographic regions. For purposes of eligibility to participate in and vesting in all benefits provided to retirees, directors, officers and employees of the Company and its Subsidiaries will be credited with their years of service with the Company and its Subsidiaries and years of service with prior employers to the extent service with prior employers is taken into account under plans of the Company. Upon termination of any medical plan of the Company, individuals who were directors, officers or employees of the Company or its Subsidiaries at the Effective Time shall become eligible to participate in the medical plan of Parent, provided that no condition that was eligible for coverage under any medical plan of the Company at the time of such termination shall be excluded from coverage under the medical plan of Parent as a pre-existing condition. Amounts paid before the Effective Time by retirees, directors, officers and employees of the Company under any medical plans of the Company shall after the Effective Time be taken into account in applying deductibles and maximum out-of-pocket limits applicable under the medical plan of Parent provided as of the Effective Time to the same extent as if such amounts had been paid under such medical plan of Parent.

  Parent agreed that the following principles shall apply for purposes of determining bonuses for 1995 under the Company's Short Term Incentive Plan for 1995: (1) the Compensation Committee's determination to pay certain persons who are employees of the Company or any of its Subsidiaries and who are covered by such plan (other than employees whose employment is terminated for any reason for cause on or prior to December 31, 1995); (2) whether any bonuses are payable under such plan to other employees and, if so, the amounts thereof shall be determined as if the transactions contemplated by the Merger Agreement had not occurred and the Company had remained an independent, publicly-owned company through December 31, 1995, taking into account to the extent reasonably applicable the limitations imposed by Section 6.1(a) of the Merger Agreement; and (3) any bonuses payable pursuant to clause (2) above shall be paid by February 28, 1996. The Company has estimated that the total amount of such bonuses will not exceed $3,000,000.

  Parent agreed to fulfill any obligations that may arise under any Welfare Plan to provide health benefits to retirees or other arrangements to provide health benefits to retirees, in either case, entered into prior to the date of the Merger Agreement.

  Merit Bonuses; Severance Policy. Pursuant to the Merger Agreement, from the date of the Merger Agreement up to the Effective Time, the Company shall be permitted to offer and pay bonuses, in addition to any bonuses or payments pursuant to any existing bonus or incentive plans of the Company, payable to officers and employees whose performance and dedication to the Company or its significant subsidiaries merits, in the discretion of the CEO of the Company, special compensation ("Merit Bonuses"); provided, however, that the aggregate amount paid by the Company pursuant to such Merit Bonuses shall be no greater than $1,000,000.

  With respect to officers and employees who are or will be terminated, Parent has agreed to maintain the Company's severance policy as in effect on the date of the Merger Agreement, or shall replace such policy with a policy providing equal or more favorable compensation, for a period of at least one year from the Effective Time.

  Parent has agreed to honor or cause to be honored all existing severance policies with the Company's officers and employees.

  Parent has agreed that it and its Subsidiaries will provide reasonable and customary outplacement services ("Outplacement Services") to officers of the Company and its Subsidiaries who are terminated as a result of, or within eighteen months following the Merger, which Outplacement Services provided to such officer and employees shall include one-on-one counseling and assistance.

  Management Contracts. The Company has agreed to use its reasonable best efforts to cause the key members of its senior management to enter into employment arrangements with the Surviving Corporation on terms and conditions satisfactory to Parent and pursuant to which they shall remain as employees of the Surviving Corporation following the Effective Time.

  Company Stockholder Approval; Proxy Statement. The Company has agreed that if approval of the Merger by the holders of Class A Common Stock ("Class A Holders") is required by applicable law, the Company shall either (i) call a meeting of its Class A Holders (the "Stockholder Meeting") for the purpose of voting upon the Merger and shall use its reasonable best efforts to obtain Class A Holder approval of the Merger or (ii) if the holders of a majority of the outstanding shares of Class A Common Stock intend to act by written consent, comply with the requirements of Rule 14c-2 promulgated under the Exchange Act. The Stockholder Meeting, if necessary, shall be held as soon as practicable following the purchase of Shares pursuant to the Offer and the Company will, through its Board of Directors, but subject to the fiduciary duties of its Board of Directors under applicable law as determined by the Board of Directors in good faith after consultation with the Company's outside counsel, recommend to its Class A Holders the approval of the Merger and not rescind its declaration that the Merger is advisable. The record date for the Stockholder Meeting shall be a date subsequent to the date Parent or the Offeror becomes a record holder of Shares purchased pursuant to the Offer.

  If required by applicable law, the Company will, as soon as practicable following the expiration of the Offer, prepare and file a preliminary Proxy Statement or Information Statement (each as defined in the Merger Agreement), as the case may be, with the Commission and will use its reasonable best efforts to respond to any comments of the Commission or its staff and to cause the Proxy Statement to be mailed to the Class A Holders. The Company will notify Parent of the receipt of any comments from the Commission or its staff and of any request by the Commission or its staff for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the Commission or its staff, on the other hand, with respect to the Proxy Statement or the Merger. If at any time prior to the approval of this Agreement by the Class A Holders at the Stockholder Meeting, if necessary, there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, the Company will prepare and mail to its stockholders such an amendment or supplement.

  Parent agreed to cause all shares of Class A Common Stock purchased pursuant to the Offer and all other shares of Class A Common Stock owned by Offeror or any other Subsidiary of Parent to be voted in favor of the approval of the Merger.

  Access to Information. The Company has agreed that it shall, and shall cause each of its Subsidiaries to, afford to Parent, and to Parent's accountants, counsel, financial advisors and other representatives, reasonable access and permit them to make such inspections as they may reasonably require during normal business hours during the period from the date of the Merger Agreement through the Effective Time to all their respective properties, books, contracts, commitments and records (including the availability of an office at the Company's corporate headquarters where Parent's representatives may work on a day-to-day basis) and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish certain information promptly to Parent; provided that, in no event shall the Company be requested to supply to Parent, or to Parent's accountants, counsel, financial advisors or other representatives, any information relating to indications of interest from, or discussions with, any other potential acquirors of the Company which were received or conducted prior to the date of the Merger Agreement, except to the extent necessary for use in the Offer Documents (as defined in the Merger Agreement), the Schedule 14D-9 (as defined in the Merger Agreement) and the Proxy Statement and/or the Information Statement. Except as required by law, Parent will hold, and will cause its affiliates, associates and representatives to hold, any nonpublic information in confidence until such time as such information otherwise becomes publicly available and shall use its reasonable best efforts to ensure that such affiliates, associates and representatives do not disclose such information to others without the prior written consent of the Company. In the event of termination of the Merger Agreement for any reason, Parent shall promptly return or destroy all nonpublic documents so obtained from the Company or any of its Subsidiaries and any copies made of such documents for Parent.

  Conditions Precedent. The respective obligations of each of Parent, the Offeror and the Company to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) if approval of the Merger by the Class A Holders is required by applicable law, the Merger shall have been approved by the requisite vote of such holders; (b) Offeror shall have accepted for payment and paid for the Shares properly tendered pursuant to the Offer; provided, however, that this condition will be deemed satisfied with respect to the obligations of Parent and Offeror if Offeror fails to accept for payment and pay for any Shares pursuant to the Offer in violation of the terms of the Merger Agreement or the Offer; (c) no Governmental Entity (as defined in the Merger Agreement) or court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree or injunction prohibiting the consummation of the Merger; provided, however, that the Company, Parent and the Offeror shall use their reasonable best efforts to have any such order, decree or injunction vacated and (d) the applicable waiting period under the HSR Act shall have expired or been terminated.

  Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company:

    (a) by mutual written consent of Parent and the Company;

    (b) by the Company if (i) the Offer has not been timely commenced in accordance with the Merger Agreement; or (ii) the Offer shall expire or is terminated without any Shares being purchased thereunder due to the conditions set forth in Exhibit A (other than the Minimum Condition) (herein referred to as the "Exhibit A Conditions") failing to be met; or
  (iii) there is an offer to acquire all of the outstanding Shares or substantially all of the assets of the Company for consideration that provides stockholders of the Company a value per Share which, in the good faith judgment of the Board of Directors of the Company, provides a higher value per Share than the consideration per Share pursuant to the Offer or the Merger and as a result of which, the Board of Directors of the Company is obligated in accordance with its fiduciary duty under applicable law, as advised by its counsel, to terminate the Merger Agreement; or (iv) there has been (y) a material breach by Parent or the Offeror of any representation or warranty that is not qualified as to materiality or (z) a breach by Parent or the Offeror of any representation or warranty that is qualified as to materiality, in each case which breach has not been cured within five business days following receipt by Parent or the Offeror of notice of the breach; or (v) Parent or the Offeror fails to comply in any material respect with any of its material obligations or covenants contained in the Merger Agreement which failure to perform is incapable of being cured or has not been cured within five business days following receipt by Parent or the Offeror of written notice of the failure to perform;

    (c) by either Parent or the Company if (i) the Merger has not been effected on or prior to the close of business on May 31, 1996; provided, however, that the right to terminate the Merger Agreement pursuant to such provision shall not be available (y) to Parent if the Offeror or any affiliate of the Offeror acquires Shares pursuant to the Offer, or (z) to any party whose failure to fulfill any obligation of the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to have occurred on or prior to the aforesaid date; or (ii) any court of competent jurisdiction or any governmental, administrative or regulatory authority, agency or body shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or (iii) if the stockholders of the Company fail to give any approval required by applicable law; or (iv) if as the result of the failure of any of the Exhibit A Conditions (except for the Minimum Condition), the Offer shall have terminated or expired in accordance with its terms without the Offeror having purchased any Shares pursuant to the Offer or pursuant to the Option Agreement in accordance with its terms; provided, however, that the right to terminate the Merger Agreement pursuant to Section 9.1(c)(iv) of the Merger Agreement shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in the failure of any such condition;

    (d) by Parent if the Board of Directors of the Company shall have failed to recommend, or withdrawn, modified or amended in any material respect its approval or recommendations of the Offer or the Merger or shall have resolved to do any of the foregoing.

  Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses.

  The foregoing description of the terms and provisions of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

    (b)(4) Option Agreement.
  The following summary of the Option Agreement, a copy of which is filed as an Exhibit hereto and incorporated by reference herein, is qualified by reference to the text of the Option Agreement.

  General. As a condition of Parent entering into the Merger Agreement, Parent required that each of the Stockholders enter into the Option Agreement. The Stockholders include trusts for the benefit of certain members of the Thorne family and individual members of the Thorne family.

  Agreement to Tender. Pursuant to the Option Agreement, the Stockholders severally (and not jointly) have agreed to tender pursuant to the Offer, a total of 9,568,967 shares of Class A Common Stock owned by the Stockholders, representing approximately 58% of the outstanding Class A Common Stock, and 9,497,701 shares of Class B Common Stock owned by the Stockholders, representing approximately 58% of the outstanding Class B Common Stock. Each Stockholder severally has agreed to deliver to the depositary for the Offer, no later than the tenth business day following the date of the Offer to Purchase, the Letter(s) of Transmittal together with the certificates for such Stockholder's Shares, if available, or a "Notice of Guaranteed Delivery," if the Stockholder's Shares are not available; provided, that each Stockholder has agreed to use all reasonable efforts to make such deliveries within five business days following the date of the Offer to Purchase. Each of the Stockholders has also severally agreed not to withdraw any Shares tendered into the Offer.

  Option to Purchase. Each Stockholder has also severally granted to the Offeror an irrevocable option (the "Stock Option") to purchase all of such Stockholder's Shares legally and/or beneficially owned by such Stockholder at a purchase price equal to $55.50 per Share. The exercise period for the Stock Option commences on the later of January 2, 1996 and the termination or expiration of the Offer and ends ten business days after the later of such dates; provided, however, if the Merger Agreement terminates solely by reason of an offer for the Company being made for consideration that provides the stockholders of the Company a per Share value which, in the good faith judgment of the Board of Directors of the Company, provides a higher value per Share than the consideration per Share pursuant to the Offer or the Merger and as a result of which the Board of Directors of the Company, in accordance with its fiduciary duties under applicable law, as advised by counsel, terminates the Merger Agreement (a "Fiduciary Duty Termination"), such exercise period for the Stock Option would commence on the date of termination of the Merger Agreement and end ten business days thereafter.

  Conditions To Delivery of the Shares. The Option Agreement provides that the obligation of the Stockholders to deliver the Stockholders' Shares upon exercise of the Stock Option is subject to (i) all waiting periods under the HSR Act applicable to the exercise of the Stock Option having expired or been terminated, (ii) there being no preliminary or permanent injunction or other order by any court of competent jurisdiction restricting, preventing or prohibiting the exercise of the Stock Option or the delivery of the Shares in respect of such exercise, and (iii) the Offer having expired or terminated without any Shares being purchased thereunder and without any violation of the Offer by Parent or the Offeror.

  Representations and Warranties. The Option Agreement contains customary representations and warranties by each Stockholder, including those relating to
(i) authority to enter into the Option Agreement and sell Shares owned by such Stockholder, (ii) no options, warrants or other purchase rights existing as to such Shares, (iii) good and marketable title to the Shares owned by such Stockholder free and clear of all liens, claims, encumbrances and security interests, (iv) legality, validity and binding effect of the Option Agreement, and (v) no violation of agreements, judgments, laws, rules and regulations. The Option Agreement also contains various customary representations and warranties by Parent and the Offeror, including those relating to authority to enter into the Option Agreement, the sufficiency of funds of Parent, legality, validity and binding effect of the Option Agreement and no violation of agreements, judgments, laws, rules and regulations.

  No Disposition of Shares and No Acquisition of Shares. In the Option Agreement, each Stockholder severally has agreed that, except as contemplated by the Option Agreement, such Stockholder will, and none would offer or agree to, sell, transfer or otherwise dispose of, or create any security interest, pledge, option, right of first refusal, limitation on such Stockholder's voting rights or other encumbrance with respect to, such Stockholder's Shares. Each such Stockholder has also agreed that it will not, and will not offer to agree to, acquire any additional Shares or options, warrants or other rights to acquire Shares, without the prior written consent of the Offeror.

  Covenants of Parent and the Offeror. Each of Parent and the Offeror has agreed that it will not sell, offer to sell or otherwise dispose of the Shares in violation of the Securities Act. Each of Parent and the Offeror also has agreed that it will perform in all material respects all of its respective obligations under the Merger Agreement. Pursuant to the Option Agreement, Parent and the Offeror have agreed that if Parent and the Offeror exercise the Stock Option or any of their other rights under the Option Agreement at a time when the Merger Agreement has terminated, Parent and the Offeror will effect a merger pursuant to which each outstanding Share (other than those held by Parent, the Offeror, the Company or any subsidiary of the Company) shall be converted into the right to receive not less than $55.50 per Share, net to the Stockholder, in cash at the earliest practicable date after the closing of the Stock Option.

  No Solicitation. Each Stockholder has agreed in the Option Agreement that it shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition or exchange of all or any material portion of the assets of, or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries. Each Stockholder has also agreed that, from and after the date of the Option Agreement, no Stockholder will directly or indirectly solicit or initiate any takeover proposal or offer from any person, or engage in discussions or negotiations relating thereto (including by way of furnishing information). Each Stockholder will promptly notify Parent of its receipt of any takeover proposal. The definition of "Takeover Proposal" in the Option Agreement is the same as in the Merger Agreement.

  Voting Agreement and Proxy. The Option Agreement provides that during the time the Option Agreement is in effect, each Stockholder will vote all such Stockholder's Shares (i) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (iii) against any action or agreement that would materially impede, interfere with or attempt to discourage the Offer or the Merger. Each Stockholder also has agreed that, if the Merger Agreement terminates by reason of a Fiduciary Duty Termination, such Stockholder will
(i) attend or otherwise participate in all stockholder meetings or actions by written consent, (ii) vote such Stockholder's Shares to enlarge the Board of Directors of the Company to enable the Offeror to nominate a majority of the members of the Board of Directors, and (iii) vote such Stockholder's Shares so as to prevent the Company from taking certain actions provided for in the Merger Agreement. The Option Agreement further provides that in the event any Stockholder fails to vote any of such Stockholder's shares in the manner irrevocably prescribed in this paragraph, such Stockholder will be deemed to have appointed the Offeror as the proxy of such Stockholder pursuant to
Section 212 of the DGCL to vote and otherwise act (by written consent or otherwise) with respect to all of such Stockholder's Shares (other than to reduce the price paid pursuant to the Offer or the Merger or to otherwise modify or amend the Merger Agreement to reduce the rights or benefits of the Company or any stockholders of the Company under the Offer or the Merger Agreement or to reduce the obligations of Parent or the Offeror thereunder). This irrevocable proxy expires if (x) the Offer expires or terminates without any Shares being purchased thereunder in violation of the terms of the Offer or (y) Parent or the Offeror is in violation of the terms of the Option Agreement.

  Termination. The Option Agreement shall terminate, without any action by any of the parties, on the date on which the Merger Agreement terminates in accordance with its terms, except with respect to the exercise of the Stock Option. The Stock Option may be exercised after termination of the Merger Agreement on the terms described above under "Stock Option".

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) The Board of Directors of the Company, at a meeting held on November 26, 1995, determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders, and acted unanimously to approve the Offer and the Merger and the execution and delivery of the Merger Agreement, approve the Merger Agreement and the Option Agreement for all purposes under Section 203 of the DGCL, and recommend that the Company's stockholders accept the Offer and (if required by applicable law or otherwise) approve the Merger Agreement and the Merger. A copy of the Company's letter to stockholders dated December 1, 1995, is filed as an exhibit to this statement and is incorporated herein by reference.

    (b) In reaching the determinations described in paragraph (a) above, the Board of Directors of the Company considered a number of factors, including the following:

      (1) The financial condition and results of operations of the Company.

      (2) The projected financial condition, results of operations, prospects and strategic objectives of the Company, as well as the risks involved in achieving those prospects and objectives in the publishing industry with the current economic and market conditions.

      (3) Presentations to the Board of Directors by Goldman Sachs, which included valuation analyses of the Company.

      (4) The fact that the $55.50 per Share to be received by the Company's stockholders in both the Offer and Merger represents a substantial premium over the respective closing market prices of $27.75 per share of Class A Common Stock and $26.00 per share of Class B Common Stock on November 24, 1995 (the last trading day prior to the Board of Directors meeting referred to in paragraph (a) of this Item
    4); and the fact that the $55.50 per Share to be received by the Company's stockholders in both the Offer and the Merger represents a 56% premium over the ten-year high per share market price of the Class A Common Stock.

      (5) The relationship of the Offer Price to the respective historical market prices of the shares of Class A Common Stock and Class B Common Stock and to the Company's book value and the respective net asset values per share of Class A Common Stock and Class B Common Stock.

      (6) Discussions (described in Item 3 above under "Certain Background Information") with other parties as to possible transactions.

      (7) The Board's view, after consultation with management and Goldman Sachs regarding the likelihood of the existence of other viable buyers on terms as favorable as those in the Offer and Merger.

      (8) Developments relating to the consolidation in the professional publishing industry.

      (9) The oral opinion of Goldman Sachs (subsequently confirmed in writing as of November 27, 1995) that, as of such date, the proposed consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair to such holders. The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, procedures followed, matters considered and limits on the review undertaken, is attached as Exhibit 6 to this statement and is incorporated herein by reference. THE COMPANY'S STOCKHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY.

      (10) The availability of appraisal rights under Section 262 of the DGCL for Dissenting Shares.

      (11) The terms and conditions of the Merger Agreement and the course of the negotiations resulting in the execution thereof (including the terms of the Merger Agreement that permit the

    Company's Board of Directors, in the exercise of its fiduciary duties, to furnish information to or enter into discussions or negotiations with any third party that requests such information or initiates such discussions or negotiations, pursuant to appropriate confidentiality agreements, in connection with any proposal or offer for a tender or exchange offer, a merger, consolidation or other business combination involving the Company or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, the Company (although the Company is not permitted by the Merger Agreement to initiate, solicit or encourage any such third party proposal or offer or discussions or negotiations regarding the same), and under certain circumstances to terminate the Merger Agreement).

      (12) The likelihood that the proposed acquisition would be consummated, including the likelihood of satisfaction of the regulatory approvals required pursuant to, and the other conditions to, the Offer and the Merger contained in the Merger Agreement, the experience, reputation and financial condition of the Parent and the risks to the Company if the acquisition were not consummated.

      (13) The requirement by each of Parent and Entity Two, as a condition to a transaction, that the Stockholders enter into a binding agreement for the sale of their Shares; the stated desire of the Stockholders to proceed with the Merger; and the decision of the Stockholders to enter into the Option Agreement.

      (14) The recommendation of the Company's management with respect to the proposed transaction.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to its letter agreement dated September 26, 1995 with the Company, Goldman Sachs is entitled to a transaction fee of approximately 0.70% of the aggregate consideration (as defined in the letter agreement) paid in connection with the Offer and the Merger (less any amounts previously paid by the Company in connection with the Company's retention of Goldman Sachs), which shall become payable upon the purchase of 50% or more of the Class A Common Stock or the Common Stock. The Company has also agreed to reimburse Goldman Sachs for certain out-of-pocket expenses. In addition, the Company has agreed to indemnify and hold harmless Goldman Sachs and its affiliates and their respective directors, officers, employees and controlling persons against certain liabilities and expenses, including liabilities under the federal securities laws, arising out of or in connection with its engagement.

  Goldman Sachs from time to time provides financial advisory services for the Company and has received fees for the rendering of these services.

  Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company except as follows:
(i) pursuant to the Option Agreement described in Item 3 above under "Option Agreement," members of the Thorne family and certain trusts with Thorne family members as beneficiaries have agreed to tender their shares (including an aggregate of approximately 58% of the outstanding voting Shares (i.e., Class A Common Stock)) into the tender offer and to vote such shares in favor of the Merger, and have granted an option to Parent to purchase such shares; and
(ii) certain executive officers of the Company (some of whom are directors) participate in the CCH Employees' Profit Sharing Plan (which includes the CCH Stock Fund) pursuant to elections made prior to October 1, 1995.

  (b) To the best of the Company's knowledge, all of its executive officers and directors currently intend to tender to the Offeror, pursuant to the Offer, all Shares which are held of record or beneficially owned by such persons except for certain Shares purchasable upon exercise of options, which options will be cancelled pursuant to the Merger Agreement in exchange for the cash payment as described in Item 3 above.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in Items 3 and 4, none.

  (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.

1. Agreement and Plan of Merger, dated as of November 27, 1995, among Wolters Kluwer N.V., WK Acquisition Sub, Inc. and CCH Incorporated.

2. Stock Option and Tender Agreement, dated as of November 27, 1995, among Wolters Kluwer nv, WK Acquisition Sub, Inc. and Oakleigh B. Thorne, Honore
   T. Wamsler, Daniel K. Thorne and certain related parties of such individuals.

3. The Company's Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

4. Press Release of CCH Incorporated issued on November 27, 1995.

5. Letter to Stockholders of CCH Incorporated dated December 1, 1995.*

6. Opinion of Goldman, Sachs & Co.*

--------
* Included in copies mailed to stockholders.

                                   SIGNATURE

  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE, AND CORRECT.

                                          CCH Incorporated

                                             /s/ Oakleigh Thorne
                                          By: _________________________________
                                             Oakleigh Thorne
                                             President and Chief Executive
                                             Officer

Dated: December 1, 1995

                                                                     SCHEDULE I

                               CCH INCORPORATED
                              2700 Lake Cook Road
                          Riverwoods, Illinois 60015

                               ----------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about December 1, 1995 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the Shares of the Company. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Offeror to a majority of the seats on the Board of Directors of the Company (the "Board").

  Pursuant to the Merger Agreement, on December 1, 1995, the Offeror commenced the Offer. The Offer is scheduled to expire at 5:00 P.M., New York City time, on January 4, 1996, unless extended.

  This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

  The information contained in this Information Statement (including information incorporated by reference) concerning Parent and the Offeror and the Designees (as defined herein) has been furnished to the Company by Parent and the Offeror and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

  The Class A Common Stock is the only class of voting securities of the Company outstanding. Each share of Class A Common Stock has one vote. As of November 27, 1995, (i) there were 16,638,512 shares of Class A Common Stock outstanding, (ii) 16,397,122 shares of Class B Common Stock outstanding and
(iii) outstanding employee stock options granted under the Company's 1993 Long-Term Incentive Plan to purchase an aggregate of 1,217,000 shares of Class B Common Stock. The Board currently consists of eight members and there are currently no vacancies on the Board. Each director serves a term of one year or until his successor is duly elected and qualified or until his earlier death, resignation or removal.

DESIGNEES

   Pursuant to the Option Agreement the Stockholders severally agreed that, if the Merger Agreement shall terminate solely by reason of the Company's Fiduciary Duty Termination, and for as long as the Exercise Period (as defined in the Merger Agreement) has not ended, the Stockholders shall vote the Shares owned by such Stockholders to enlarge the Board to provide the Offeror with a majority of members of the Board elected by the Offeror (the "Designees").

  Offeror has informed the Company that it will choose the Designees from the directors and executive officers listed in the section herein entitled "Information With Respect to Designees." Offeror has informed the Company that each of the directors and executive officers listed in such section has consented to act as a director, if so designated. The business address of Parent and Offeror is Stadhouderskade 1, 1054 ES Amsterdam, The Netherlands.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS OF THE COMPANY

  The names of the current directors, their ages as of March 2, 1995 and certain other information about them are set forth below.

                          YEAR FIRST        POSITION WITH THE COMPANY OR
                          ELECTED A   PRINCIPAL OCCUPATION DURING THE PAST FIVE
NAME OF DIRECTOR      AGE  DIRECTOR                     YEARS
----------------      --- ---------- -------------------------------------------
John C. Burton......   62    1979    John C. Burton has been a Director of the
                                     Company since 1979. Mr. Burton has been
                                     Ernst & Young Professor of Accounting and
                                     Finance at Columbia University, New York,
                                     New York, since 1962 except from 1976 to
                                     1977, when he served as Deputy Mayor for
                                     Finance for the City of New York, and from
                                     1972 to 1976, when he served as Chief Ac-
                                     countant of the Securities and Exchange
                                     Commission. Mr. Burton is also a director
                                     of Scholastic, Inc., Manville Corporation,
                                     CPAC, Inc., and Salomon Swapco, a wholly-
                                     owned subsidiary of Salomon Brothers Inc,
                                     and was a Governor at Large for the Na-
                                     tional Association of Securities Dealers
                                     from 1991 to 1994.
William C. Egan        49    1993    Mr. Egan has served as the Executive Vice
 III................                 President of Consumer Products Worldwide of
                                     Johnson & Johnson Inc. since January 1995.
                                     He also served as the President of the Arm
                                     & Hammer Division of Church & Dwight, Inc.,
                                     and Chairman of Church & Dwight, Ltd. (Can-
                                     ada) from 1990 to 1991.
Robert H. Mundheim..   62    1981    Mr. Mundheim has served as Executive Vice
                                     President and General Counsel for Salomon,
                                     Inc. and a Managing Director and member of
                                     the Executive Committee of Salomon Brothers
                                     Inc since 1992. He served as Co-Chairman of
                                     the law firm of Fried, Frank, Harris,
                                     Shriver and Jacobson from 1989 to 1992 and
                                     University Professor of Law and Finance
                                     Emeritus, University of Pennsylvania Law
                                     School. Mr. Mundheim has been a member of
                                     the faculty of the University of Pennsylva-
                                     nia since 1965, except for the period from
                                     1977 to 1980, when he served as General
                                     Counsel of the Treasury Department. He also
                                     served the National Association of Securi-
                                     ties Dealers as Governor at Large from 1988
                                     to 1991 and Vice Chairman-Finance, 1990-
                                     1991.
Daniel K. Thorne....   43    1977    Mr. Thorne is a private investor and a Di-
                                     rector of Imperial Holly Corporation.

                          YEAR FIRST        POSITION WITH THE COMPANY OR
                          ELECTED A   PRINCIPAL OCCUPATION DURING THE PAST FIVE
NAME OF DIRECTOR      AGE  DIRECTOR                     YEARS
----------------      --- ---------- -------------------------------------------
Edward L. Massie....   65    1981    Edward L. Massie served as President, Chief
                                     Executive Officer and a member of the Exec-
                                     utive Committee of the Company from 1991 to
                                     April, 1995. Mr. Massie also served as Ex-
                                     ecutive Vice President of the Company from
                                     1980 to 1991.
Oakleigh B. Thorne..   62    1959    Oakleigh B. Thorne has served as Chairman
                                     of the Company since 1973. Mr. Thorne is
                                     also a Director of the Bank of Millbrook
                                     and Fiduciary Trust Company International.
Oakleigh Thorne.....   37    1988    Oakleigh Thorne has served as President and
                                     Chief Executive Officer since April, 1995,
                                     as a member of the Company's Executive Com-
                                     mittee since 1992 and as Executive Vice
                                     President of the Company from 1991 to 1992.
                                     Mr. Thorne also served as the President of
                                     CCH Legal Information Services, Inc. from
                                     1988 to 1992.
Ralph C. Whitley....   52    1993    Ralph C. Whitley has been a member of the
                                     Company's Executive Committee since 1992.
                                     Mr. Whitley also served as the President of
                                     CCH Computax, Inc. ("Computax") from 1992
                                     to 1994 and Executive Vice President of
                                     Computax from 1978 to 1992.

  Each of the directors has been engaged in the principal occupation(s) described above during the past five (5) years. Oakleigh B. Thorne and Daniel
K. Thorne are brothers and Oakleigh Thorne is a son of Oakleigh B. Thorne. William C. Egan III is a cousin (by marriage) of Oakleigh B. Thorne.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

  During 1994 there were 11 meetings of the Board. The Board has an Audit Committee and a Compensation Committee. The Board does not have a standing nominating committee or any committee serving similar functions, nor is there an executive committee of the Board. The Executive Committee of the Company mentioned above is an executive management committee responsible for day-to-day operations, but it cannot act in lieu of the Board.

  The Audit Committee of the Board consists of John C. Burton (Chairman), Robert H. Mundheim and Daniel K. Thorne and met two times during 1994. The principal functions of the Audit Committee of the Board are to recommend independent auditors to be engaged by the Board, to review with the auditors the scope and results of the audit engagement, to review the Company's financial statements, financial accounting policies, and decisions embodied in the annual financial statements, and to exercise general oversight with respect to the Company's internal accounting control systems.

  The Compensation Committee consists of Robert H. Mundheim (Chairman), John C. Burton and William C. Egan, III, and met five times during 1994. The principal function of the Compensation Committee is to determine the compensation of all executive officers of the Company, to recommend to the Board the terms of principal compensation plans requiring stockholder approval or benefiting executive officers, and to administer the plans.

  Each non-employee director is entitled to receive $30,000 annually for serving as a director of the Company. Employee directors receive $250 for each meeting of the Board they attend. The directors who chair the Audit Committee and the Compensation Committee each receive an additional $5,000 annually for such services, and directors serving on those committees receive $500 for each Audit or Compensation Committee meeting they attend. Each non-employee director made a one-time irrevocable election in 1993 (or, if later, when such non-employee director began serving on the Board) to substitute phantom units of Class B Common Stock for all or a portion of such director's next ten years of cash compensation for services as a director. Such phantom units will be settled ten years after the deferral election was made or the director's retirement from the Board, whichever is earlier, in an amount equal to the then fair market value of the corresponding Class B Common Stock.

  The number of phantom stock units credited to a director's account is determined by dividing the amount of the director's deferred compensation by an amount equal to 75% of the price of the Class B Common Stock on February 11, 1993, in the case of a director elected on March 15, 1993, or, in the case of a director joining the Board thereafter, by an amount equal to 75% of the price of the Class B Common Stock on the date the director becomes eligible to participate in the plan. In addition, each director's phantom stock account is credited with phantom dividends in the form of additional phantom stock. The amount of phantom stock so credited is calculated by dividing the amount of dividends that would have been paid on the phantom shares already credited to the director's account had those phantom shares been actual Class B Common Stock by a amount equal to 75% of the price of Class B Common Stock on February 11, 1993, in the case of a director elected on March 15, 1993, or, in the case of a director joining the Board thereafter, by an amount equal to 75% of the price of the Class B Common Stock on the date the director becomes eligible to participate in the plan.

  In addition, non-employee directors who do not have benefits under any other employee retirement plan of the Company are entitled to a retirement annuity ranging from 50% (for 10 years of service) to 100% (for 20 years of service) of the amount payable to such directors for services during the final year of service. Benefits under this plan will normally begin at the later of the attainment of age 70 or retirement from the Board. The retired director will receive full benefits for life or for the number of years of service on the Board, whichever is less.

EXECUTIVE OFFICERS OF THE COMPANY

  The following individuals currently serve as executive officers of the
Company:

NAME                                                 POSITION(S) HELD
----                                                 ----------------
Edward L. Massie*......................... President and Chief Executive Officer
Jonathan Copulsky......................... Senior Officer, Product/Customer Mgt.
Richard G. Honor.......................... Senior Officer, International
Oakleigh B. Thorne........................ Chairman of the Board
Oakleigh Thorne*.......................... Member of Executive Committee
Ralph C. Whitley.......................... Member of Executive Committee
Hugh J. Yarrington........................ Senior Officer, Knowledge

--------
*In April, 1995 Oakleigh Thorne was elected President and Chief Executive
Officer.

                             EXECUTIVE COMPENSATION

  The following table sets forth all compensation awarded to, earned by or paid to the Company's President and Chief Executive Officer and each of the Company's six most highly compensated Executive Officers (other than the President and Chief Executive Officer) whose total annual salary and bonus exceeded $100,000 for all services rendered in all capacities to the Company and its subsidiaries for the Company's fiscal year ended December 31, 1994.

                                                                      LONG-TERM COMPENSATION
                                                                  ------------------------------
                                  ANNUAL COMPENSATION                    AWARDS         PAYMENTS
                          --------------------------------------- --------------------- --------
                                                        OTHER     RESTRICTED SECURITIES
                                                        ANNUAL      STOCK    UNDERLYING   LTIP      ALL OTHER
   NAME AND PRINCIPAL                                COMPENSATION  AWARD(S)   OPTIONS/  PAYOUTS  COMPENSATION(1)
        POSITION          YEAR SALARY($) BONUS($)        ($)         ($)      SARS(#)     ($)           $
   ------------------     ---- --------- --------    ------------ ---------- ---------- -------- ---------------
EDWARD L. MASSIE*
President and Chief
 Executive Officer......  1994  405,962  196,800           --        --        35,000     --          6,400
President and Chief
 Executive Officer......  1993  391,546  153,734           --        --       120,000     --          7,613
President and Chief
 Executive Officer......  1992  380,000  110,000           --        --           --      --         13,459
JONATHAN COPULSKY
Sr. Officer,
 Product/Customer Mgt...  1994  202,308   87,571           --        --        20,000     --          2,824
Sr. Officer,
 Product/Customer Mgt...  1993  191,538   63,677         9,742(2)    --        60,000     --          2,585
Sr. Officer,
 Product/Customer Mgt...  1992  180,000   25,000        34,882(3)    --           --      --            --
RICHARD G. HONOR
Sr. Officer, Interna-
 tional.................  1994  210,923   81,408        36,000(4)    --         3,750     --          3,475
Sr. Officer, Interna-
 tional.................  1993  206,154   29,515        36,571(5)    --        30,000     --          4,157
Sr. Officer, Interna-
 tional.................  1992  180,870    6,250        11,778(6)    --           --      --          1,491
OAKLEIGH B. THORNE
Chairman of the Board...  1994  290,000        0           --        --             0     --          4,661
Chairman of the Board...  1993  200,000   90,000           --        --             0     --          4,315
Chairman of the Board...  1992  200,000   90,000           --        --           --      --          7,084
OAKLEIGH THORNE*
Member of Executive Com-
 mittee.................  1994  224,077  110,400           --        --        35,000     --            791
Member of Executive Com-
 mittee.................  1993  206,154   80,954           --        --       100,000     --          4,099
Member of Executive Com-
 mittee.................  1992  200,000   65,000           --        --           --      --          7,084
RALPH C. WHITLEY
Member of Executive Com-
 mittee.................  1994  235,962  115,200        12,500(2)    --        35,000     --          3,850
Member of Executive Com-
 mittee.................  1993  229,717  129,909(7)     41,367(3)    --       100,000     --          4,264
Member of Executive Com-
 mittee.................  1992  216,000   69,000           --        --           --      --          7,604
HUGH J. YARRINGTON(8)
Sr. Officer, Knowledge..  1994  207,308   87,539         3,013(2)    --        20,000     --          1,280
Sr. Officer, Knowledge..  1993   73,077   26,520        28,932(3)    --        60,000     --            262

--------
(1) The totals in this column reflect the value of the CCH contributions to the CCH Employees' Profit-Sharing Plan. The 1994 amounts include additional 1994 Plan contributions that have been estimated because the contribution is not calculable at this time. The estimate is expected to be accurate to within ^ 5%. The 1993 contributions shown here are actual, whereas in last year's proxy statement they were estimated.
(2) Represents reimbursements for taxes incurred as a result of relocation in the previous year.
(3) Represents reimbursements for relocation expenses.
(4) Represents automobile and housing allowances.
(5) Of this amount, $36,000 was for automobile and housing allowances, $207 was for relocation expenses, and $364 represents reimbursement for taxes incurred as a result of relocation expense reimbursement in the previous year.
(6) Of this amount, $9,692 was for automobile and housing allowances and $11,778 was for relocation.
(7) Of this amount, $42,339 was for payment of accrued vacation upon transfer from Computax to CCH.
(8) Hired August 16, 1993.
 * In April, 1995 Oakleigh Thorne was elected President and Chief Executive Officer.

                               OPTIONS/SAR GRANTS

  The following tables set forth information pertaining to grants of stock options to the Executive Officers during 1994 as well as to stock options held by the Executive Officers at the end of 1994. All such options were granted under the 1993 Long-Term Incentive Plan and relate to Class B Common Stock. No stock appreciation rights were granted during 1994. None of the Executive Officers exercised any stock options during 1994.

                     OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

                                           INDIVIDUAL GRANTS
                         ------------------------------------------------------
                                    % OF TOTAL
                         NUMBER OF   OPTIONS/
                         SECURITIES    SARS
                         UNDERLYING GRANTED TO EXERCISE
                          OPTIONS/  EMPLOYEES  OR BASE              GRANT DATE
                            SARS    IN FISCAL   PRICE   EXPIRATION   PRESENT
     NAME                 GRANTED      YEAR     ($/SH)   DATE(1)   VALUE ($)(2)
     ----                ---------- ---------- -------- ---------- ------------
Edward L. Massie........   35,000      13.1%    17.000   2/10/04     173,950
Jonathan Copulsky.......   20,000       7.5%    17.000   2/10/04      99,400
Richard G. Honor........    3,750       1.4%    17.000   2/10/04      18,638
Oakleigh B. Thorne......        0         0        --        --            0
Oakleigh Thorne.........   35,000      13.1%    17.000   2/10/04     173,950
Ralph C. Whitley........   35,000      13.1%    17.000   2/10/04     173,950
Hugh J. Yarrington......   20,000       7.5%    17.000   2/10/04      99,400

--------
(1) In general, the options granted in 1994 to all executive officers (other than the Chief Executive Officer and Richard G. Honor) become exercisable at the rate of one half on the second anniversary of the grant date and one quarter on the third and fourth anniversaries of the grant date. For Mr. Massie and Mr. Honor, all of their 1994 options become exercisable on the second anniversary of the date of grant. Under the terms of the 1993 Long-Term Incentive Plan, in the event of a change of control, as defined in the Plan, all options become immediately vested and exercisable.
(2) The Black-Scholes option pricing model has been used to calculate present value as of the date of grant, February 10, 1994. The present value as of the date of grant, calculated using the Black-Scholes model, is based on assumptions about future interest rates, stock price volatility, and dividend yield. The Black-Scholes model is a complicated mathematical formula widely used to value exchange-traded options. However, stock options granted by CCH to its executive officers differ from exchange-traded options in three key respects: CCH's options are long-term, non-transferable, and subject to vesting restrictions, while exchange-traded options are short-term and can be exercised or sold immediately in a liquid market. There is no assurance that the assumptions used, as described below will prove to be true in the future. Consequently, the grant date present values set forth in the table are only theoretical values and may not accurately determine present value. The actual value, if any, that may be realized by each individual will depend on the market price of Class B Shares on the date of exercise. The following key assumptions were used in the calculation: a risk-free rate of return equal to the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the option term (5.923%); a 9-month volatility of 25% as reported in Bloomberg Financial Services as of February 28, 1994; a dividend yield of 3.20%; and time of exercise of 10 years (exercisable only at maturity).

   AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR
                                     VALUES

                                                      NUMBER OF SECURITIES      VALUE OF
                                                           UNDERLYING          UNEXERCISED
                                                          UNEXERCISED         IN-THE-MONEY
                                                        OPTIONS/SARS AT      OPTIONS/SARS AT
                                                      FISCAL YEAR-END (#)  FISCAL YEAR-END ($)
                                                      -------------------- -------------------
                         SHARES ACQUIRED    VALUED        EXERCISABLE/        EXERCISABLE/
          NAME           ON EXERCISE (#) REALIZED ($)    UNEXERCISABLE        UNEXERCISABLE
          ----           --------------- ------------ -------------------- -------------------
Edward L. Massie........       --            --            0/155,000               0/0
Jonathan Copulsky.......       --            --             0/80,000               0/0
Richard G. Honor........       --            --             0/33,750               0/0
Oakleigh B. Thorne......       --            --                  0/0               0/0
Oakleigh Thorne.........       --            --            0/135,000               0/0
Ralph C. Whitley........       --            --            0/135,000               0/0
Hugh J. Yarrington......       --            --             0/80,000               0/0

                                  PENSION PLAN

  CCH maintains an integrated pension plan (the "Pension Plan") that provides for defined benefits to eligible officers and employees of CCH and its participating subsidiaries upon retirement at a specified age. These benefits are based on the participant's number of years of service, final average pay (the individual's highest average pay in any 60 consecutive months in his or her last 120 months of service), and the individual's "excess final average pay" (the portion, if any, of final average pay that exceeds the average amount of pay subject to Social Security tax). Under the Pension Plan, a participant's pay includes base salary, overtime, commissions, and bonuses (subject to certain limitations under the Code). CCH also maintains an unfunded supplemental employee retirement plan, described more fully below (the "SERP"). The estimated aggregate benefits payable upon retirement under the Pension Plan and the SERP to persons in specified final average pay and years of service classifications are listed in the table below. The normal retirement pension at age 65 is shown in the table below in the form of a straight life annuity (although other options, including lump sum and a joint and survivor annuity option, are available) for different levels of earnings and years of service.

                                            YEARS OF SERVICE
                          -----------------------------------------------------
   AVERAGE ANNUAL
   EARNINGS                  15       20       25       30       35       40
   --------------         -------- -------- -------- -------- -------- --------
   $ 25,000.............. $  4,417 $  5,939 $  7,462 $  8,837 $ 10,112 $ 11,362
   $ 50,000..............   11,205   15,030   18,874   21,624   24,174   26,674
   $100,000..............   24,780   33,239   41,699   47,199   52,299   57,299
   $250,000..............   65,505   87,839  110,174  123,924  136,674  149,174
   $500,000..............  133,380  178,839  224,299  251,799  277,299  302,299
   $750,000..............  201,255  269,839  338,424  379,674  417,924  455,424

  As of January 1, 1995, each Named Executive Officer had the following number of years of service under the Pension Plan and the SERP:

                                   YEARS OF
                                   SERVICE
                                   --------
            Edward L. Massie          40
            Jonathan Copulsky          3
            Richard G. Honor(/1/)      2
            Oakleigh B. Thorne        33
            Oakleigh Thorne            8
            Ralph C.Whitley           26
            Hugh J. Yarrington         1

  The Pension Plan formula provides that a participant's annual benefit will equal the sum of (a) 1.2% of final average pay multiplied by the participant's years of service prior to 1989 plus 1.1% of final average pay multiplied by the participant's years of service after 1988 (up to 25 years of service), (b) 1% of final average pay multiplied by the participant's years of service over 25, and (c) .65% of "excess final average pay" multiplied by the participant's years of service up to 25.

  The Pension Plan is integrated with Social Security. However, benefit amounts are not subject to deduction for Social Security benefits or other offset amounts.

                          SUPPLEMENTAL RETIREMENT PLAN

  The SERP provides benefits to certain "highly compensated" employees (as declined in Section 414(q)(1)(B) of the Code) equal to the excess, if any, of the benefit they would have received under the Pension Plan formula as it existed on December 31, 1988, without regard to certain limitations contained in the Code that generally are applicable under the Pension Plan, over the benefit they receive under the Pension Plan. The Pension Plan formula as of December 31, 1988 provided that a participant's annual benefit would equal the sum of (a) 2% of final average pay multiplied by the participant's years of service up to 25 and (b) 1% of final average pay multiplied by the participant's years of service over 25, reduced by (c) 2% of the participant's estimated primary Social Security benefit multiplied by the participant's years of service up to 25.

  Under the SERP, a participant's pay generally is the same as his or her pay under the Pension Plan but is not subject to any limitations imposed on the Pension Plan by the Code. The benefit under the SERP is integrated with Social Security, and the formula incorporates a deduction for Social Security benefits.
--------
(/1/) Mr. Honor retired under the pension plan of CCH Australia in 1992 prior to relocating to the United States to establish the International Organization for the parent company.

                   SHAREHOLDER RETURN PERFORMANCE INFORMATION

  Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Class A Common Stock against the change in the cumulative total return of the Russell 2500 market index and the Information Industry Bulletin 45 U.S. Cumulative Total Return Index for the five-year period that commenced January 1, 1990 and ended December 31, 1994.

Russell 2500

  The Company believes that the companies listed in the S&P 500 are too large to be representative of the market influences on the Company's stock. The Company is not within the S&P 500 Stock Index. The Russell 2500 index is made up of the next 2500 largest companies by market capitalization after the S&P
500. The Company believes that the Russell 2500 is more representative than the S&P 500 because the average market capitalization of the companies comprising the Russell 2500 approximates that of the Company.

Peer Group

  The Company has chosen the Information Industry Bulletin 45 U.S. Index for its peer group index. The IIB 45, a published and readily available index, tracks companies that derive at least 50% of their annual revenues from information activities. The Company believes that the industry factors and market conditions faced by the IIB 45 companies are similar to those encountered by the Company. Moreover, since this group consists of domestic companies only, it provides an index that is not subject to the fluctuations of overseas stock markets.


                                [CHART]

Five-Year Cumulative Return Comparison*
CCH Class A, Russell 2500 Index and IIB 45 U.S. Index
CCH Class A, IIB 45 and Russell 2500 Indicies, Trailing
Twelve Months
December 31, 1994

CCH Russell 2500    IIB 45 Index
Annual   Indexed    Index      Annual    Indexed   Index
Annual   Indexed    Index
Year Return   Return     Value      Return    Return     Value
Return    Return   Value
1989 100.00    100.00   100.00
1990 6.74%     1.0674   106.74      (14.87%)  0.8513     85.13
(17.00%)  0.8300    83.00
1991 (4.72%)   0.9528   101.70      46.68%    1.4668
124.87    23.00%    1.2300   102.09
1992 (7.56%)   0.9244    94.01    16.17%      1.1617
145.06    12.20%    1.1220    114.54
1993 3.84%     1.0384    97.62     16.54%     1.1654
169.05    16.50%    1.1650    133.44
1994 (3.10%)   0.9690    94.60     (1.60%)    0.9840
166.35    (8.15%)   0.9185    122.57

--------
 *Total return assumes reinvestment of dividends.
**Returns are based on information from outside sources. Stocks in the index are selected from the Information Industry Bulletin's index for domestic companies.

  STOCK OWNERSHIP OF PRINCIPAL STOCKHOLDERS, NOMINEE DIRECTORS, AND MANAGEMENT

  The following table shows the number of shares of Class A Common Stock and Class B Common Stock beneficially owned and the percentage of the outstanding shares of Class A Common Stock and Class B Common Stock so owned, as of February 10, 1995, as to (1) each person known to the management of the Company to be the beneficial owner of more than five percent of the outstanding shares of Class A Common Stock or Class B Common Stock, (2) each nominee director, and
(3) the Named Executive Officers. Unless otherwise indicated, the Shares owned are less than 1% of the indicated class. Unless otherwise indicated, the owner has sole voting and investment power with respect to the listed Shares.

                              CLASS A     PERCENT OF    CLASS B     PERCENT OF
     BENEFICIAL OWNER       COMMON STOCK   CLASS A    COMMON STOCK   CLASS B
      AND ADDRESS(1)           OWNED     COMMON STOCK   OWNED(2)   COMMON STOCK
     ----------------       ------------ ------------ ------------ ------------
Ariel Capital Management     1,429,585       8.4%              0
 Inc.(3)..................
307 North Michigan Avenue
Chicago, Illinois
David L. Babson & Co.,               0                 1,259,110       7.4%
 Inc.(4)..................
One Memorial Drive
Cambridge, Massachusetts
John C. Burton............       2,000                     2,000
Jonathan Copulsky.........         245                     7,782
William C. Egan, III......           0                         0
Richard G. Honor..........       1,000                    15,000
Edward L. Massie..........      13,545                    75,391
Robert H. Mundheim........         500                     2,000
Daniel K. Thorne..........   1,546,852       9.0%      1,546,852       9.2%
Oakleigh B. Thorne(5).....   8,017,427      47.0%      8,021,272      47.4%
Oakleigh Thorne...........       1,370                    14,042
Ralph C. Whitley..........       4,249                    17,373
Hugh J. Yarrington........           0                         0
All Executive Officers and
 Directors as a group (18
 persons).................   9,581,973      56.2%      9,750,933      57.2%
All Executive Officers and
 Directors as a group (16
 persons) other than
 Oakleigh B. and
 Daniel K. Thorne.........      27,694                   182,809       1.1%

--------
(1) Address of 5% stockholders is 2700 Lake Cook Road, Riverwoods, IL, except where specified.
(2) Shares of Class B Common Stock owned includes shares issuable upon the exercise of options that will be exercisable within 60 days as follows:
    Edward L. Massie, 60,000; Jonathan Copulsky, 7,500; Richard G. Honor, 15,000; Oakleigh Thorne, 12,500; Ralph Whitley, 12,500; all other executive officers and directors as a group, 43,750; all executive officers and directors as a group, 151,250.
(3) Based on the most recent report on Schedule 13G filed with the SEC, Ariel Capital Management Inc. reported sole voting power with respect to 940,150 shares of Class A Common Stock, shared voting power with respect to 91,975 shares of Class A Common Stock, and sole investment discretion for 1,429,585 shares of Class A Common Stock.
(4) Based on the most recent report on Schedule 13G filed with the SEC, David
    L. Babson & Co., Inc. reported sole voting power with respect to 568,370 shares of Class B Common Stock, shared voting power with respect to 690,740 shares of Class B Common Stock, and sole investment discretion for 1,259,110 shares of Class B Common Stock.
(5) Includes 7,673,945 Shares held by certain trusts over which Oakleigh B. Thorne has sole or shared voting and investment authority and 200,009 Shares held by a charitable foundation of which Oakleigh B. Thorne is a co-trustee. Chemical Banking Corporation and its subsidiary, Chemical Bank, 277 Park Avenue, New York, New York, have advised the Company that they have shared voting authority over 1,912,852 Shares, sole voting authority over 3,000 shares of Class A Common Stock, and shared investment authority over 1,912,852 Shares (11.2% and 11.3% of shares of Class A Common Stock and shares of Class B Common Stock, respectively). Oakleigh B. Thorne has advised CCH that substantially all of the Shares that are held by various trusts of which he is co-trustee with Chemical Bank are included in the table above. CCH has been advised that an additional 1,268,816 Shares (7.4% and 7.5% of shares of Class A Common Stock and shares of Class B Common Stock, respectively) included in the table above are held by Oakleigh B. Thorne and John Akin of Seattle, Washington, as co-trustees under a trust in which voting authority over such shares of Class A Common Stock is held by Mr. Thorne and investment authority over all such Common Stock is shared with Mr. Akin.

                     INFORMATION WITH RESPECT TO DESIGNEES

  Set forth below is the name, age, business address, principal occupation or employment and five year employment history of the persons who will be the Parent Designees. Unless otherwise indicated, each such person has held the occupation listed opposite his name for at least the past five years and each occupation refers to employment with the Parent. Unless otherwise indicated, the business address of all persons listed below is c/o Wolters Kluwer nv, Stadhouderskode 1, 1054 ES Amsterdam, The Netherlands. Unless otherwise indicated, all persons listed below are citizens of The Netherlands. None of the persons listed below owns any Shares.

                                                  PRESENT PRINCIPAL OCCUPATION
               NAME AND                            OR EMPLOYMENT AND FIVE-YEAR
           BUSINESS ADDRESS            AGE             EMPLOYMENT HISTORY
           ----------------            ---        ----------------------------
C. J. Brakel.......................... 58  Chairman of the Executive Board since 1995;
                                            Member of Executive Board since 1987
C. H. van Kempen...................... 50  Member of the Executive Board since 1993;
                                            Chief Executive Officer of Wolters Kluwer
                                            Italy, an indirect wholly owned subsidiary
                                            of Wolters Kluwer nv from 1990 through
                                            1993
Robert Pieterse....................... 53  Member of the Executive Board since 1987
Peter W. van Wel...................... 49  Member of the Executive Board since 1993;
                                            Chief Executive Officer of Wolters Kluwer
                                            U.S. Corporation, an indirect wholly owned
                                            subsidiary of Wolters Kluwer nv ("Wolters
                                            Kluwer U.S.") from 1990 through 1993
Hans E. M. van Dinter................. 50  Chief Financial Officer for more than the past five years
Bruce C. Lenz......................... 52  Executive Vice President and Chief
 c/o Wolters Kluwer U.S. Corporation        Financial Officer of Wolters Kluwer U.S.
 1185 Avenue of the Americas                for more than the past five years
 New York, New York 10036
 (United States citizen)
F. H. Simons.......................... 47  Head of Legal Department for more than the past five years
John Marozsan......................... 54  President of Aspen Publishers, Inc., an
 c/o Aspen Publishers, Inc.                 indirect wholly owned subsidiary of
 1185 Avenue of the Americas                Parent, for more than the past five years
 New York, New York 10036
 (United States citizen)
Paul C. Kooijmans..................... 47  Director of Accounting and Control for more than the past five years